Cybin to Host Conference Call and Webcast to Provide Program Update for CYB003

- Program update includes 4-month durability data from Phase 2 trial of CYB003 in Major Depressive Disorder (“MDD”) -

- Company speakers include Doug Drysdale, Chief Executive Officer and Amir Inamdar, MBBS, DNB (Psych), MFPM, Chief Medical Officer -

TORONTO, CANADA – March 12, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, today announced that it will host a conference call and webcast at 8:30 a.m. ET on Wednesday, March 13, 2024.

The Company will provide a program update on CYB003, its proprietary deuterated psilocybin analog in development for the adjunctive treatment of MDD, including 4-month durability results from the Company’s Phase 2 trial.

Conference Call and Webcast Details:

Date:            Wednesday, March 13, 2024

Time:            8:30 a.m. ET.

Dial-in:            800-267-6316 (U.S. Toll-Free) or 203-518-9783 (International)

Conference ID:    CYBN0313

Webcast:        Register for the webcast here

The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com